SeaStar Medical Holding Corporation

3513 Brighton Blvd, Suite 410

Denver, CO 80216

May 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

Re: SeaStar Medical Holding Corporation – Registration Statement on Form S-1 (File No. 333-287403)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-287403) (the “Registration Statement”) of SeaStar Medical Holding Corporation. We respectfully request that the Registration Statement become effective as of 9:00 a.m., Eastern Time, on May 27, 2025, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Joshua Erekson at (801) 933-4083.

Very truly yours,

SeaStar Medical Holding Corporation

By:	/s/ Eric Schlorff
Name:	Eric Schlorff
Title:	Chief Executive Officer